LORD ABBETT TRUST I

90 Hudson Street

Jersey City, NJ 07302

June 10, 2021

VIA EDGAR

Mr. Scott Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Trust I (the “Trust”)
File Nos. 333-60304 and 811-10371

Dear Mr. Lee:

Reference is made to Post-Effective Amendment No. 48 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 9, 2021 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on May 25, 2021 at approximately 12:00 p.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett International Growth Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. A Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments on the Fund. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – General

1.                   Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

Part B – Prospectus

2.                   We note that the columns for the share classes in the fee table under “Fees and Expenses” in the Fund Summary do not line up. Please fix the alignment.

Response: We have fixed the alignment of the columns in the fee table as requested.

3.                   In “Fees and Expenses” in the Fund Summary, please clarify the language in footnote 2.

1 Accession No. 0000930413-21-000754.

Mr. Scott Lee

June 10, 2021

Response: We have revised the referenced footnote as follows: “A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on certain Class A shares purchased or acquired without a sales charge if they are redeemed before the first day of the month in which the one-year anniversary of the purchase falls.”

4.                   In “Principal Investment Strategies,” please clarify in the disclosure whether the Fund will be actively or passively managed.

Response: The Fund believes the current disclosure clearly indicates that the Fund is actively managed and not a passive investment strategy and respectfully declines to make the suggested disclosure change.

5.                   The first sentence of the first paragraph on page 4 under “Principal Investment Strategies” states: “The Fund invests a majority of its assets in a diversified portfolio of equity securities of large foreign companies that the portfolio management team believes demonstrate above-average, long-term growth potential.” Please clarify what is meant by “above-average” and the time frame in which the security is assessed to be “above-average” and the frequency with which this is assessed.

Response: We have added the following language after the first sentence of the first paragraph on page 4 under “Principal Investment Strategies” and after the first sentence of the first paragraph on page 11 under “More Information About The Fund – Principal Investment Strategies.”: “The Fund’s portfolio management team follows a growth style of investing and constructs the portfolio by continuously looking for companies that it believes exhibit sustainable above-average gains in earnings.” In addition, we have removed the first sentence of the second paragraph on page 14 under “More Information About The Fund – Principal Investment Strategies.”

6.                   With respect to the reference to “long-term growth” in the first sentence of the first paragraph on page 4 under “Principal Investment Strategies,” please provide additional disclosure regarding the Fund’s growth strategies.

Response: We refer you to our response to comment 5, which addresses this comment.

7.                   The second sentence of the first paragraph on page 4 under “Principal Investment Strategies” references the MSCI ACWI ex USA® Index. Please disclose how the Fund will track this index (e.g., replication or representative sampling).

Response: The Fund will use representative sampling to track the MSCI ACWI ex USA® Index.

8.                   Please provide the market capitalization range for the MSCI ACWI ex USA® Index.

Response: We have added the following language: “The market capitalization range for the MSCI ACWI ex USA® Index as of June 1, 2020 was approximately $112 million to $388 billion. This range varies daily.”

9.                   The second paragraph on page 4 under “Principal Investment Strategies” references “real estate investment trusts.” Please provide corresponding risk disclosure.

Mr. Scott Lee

June 10, 2021

Response: We have removed the reference to “real estate investment trusts” in the second paragraph on page 4 under “Principal Investment Strategies.”

10.               The second paragraph on page 4 under “Principal Investment Strategies” references “other instruments convertible or exercisable into the foregoing.” Please identify these other instruments by name and provide corresponding risk disclosure if not already provided.

Response: We have removed the reference to “other instruments convertible or exercisable into the foregoing” in the second paragraph on page 4 under “Principal Investment Strategies.”

11.               The second paragraph on page 4 under “Principal Investment Strategies” references “partnerships,” “joint ventures,” and “limited liability companies.” Please provide corresponding risk disclosure.

Response: We have removed the reference to “partnerships,” “joint ventures,” and “limited liability companies” in the second paragraph on page 4 under “Principal Investment Strategies.”

12.               The second paragraph on page 4 under “Principal Investment Strategies” references “vehicles with similar legal structures.” Please identify these vehicles and provide corresponding risk disclosure.

Response: We have removed the reference to “vehicles with similar legal structures” in the second paragraph on page 4 under “Principal Investment Strategies.”

13.               The first sentence of the third paragraph on page 4 under “Principal Investment Strategies” references “American Depositary Receipts (“ADRs”) and other similar depositary receipts.” Please identify what is meant by “other similar depositary receipts” and provide corresponding risk disclosure.

Response: We have removed the reference to “other similar depositary receipts” in the first sentence of the third paragraph on page 4 under “Principal Investment Strategies.”

14.               The third sentence of the third paragraph on page 4 under “Principal Investment Strategies” states: “The Fund may invest without limitation in securities of foreign companies that are traded primarily on securities markets or exchanges located in emerging market countries.” Please state how the Fund defines “emerging market countries.”

Response: We respectfully acknowledge the staff’s comment; however, we believe that the sentence is intended to convey that the Fund will be invested across a broad range of foreign securities and markets, rather than to constrain the Fund’s ability to invest in certain markets.

15.               The third sentence of the first paragraph on page 5 under “Principal Investment Strategies” states: “The Fund also may invest in derivatives for non-hedging purposes to increase its investment return or income.” Please clarify whether this is a reference to speculation. If so, please describe here and provide corresponding risk disclosure.

Response: The referenced language does not relate to speculation. The Fund does not expect to engage in speculation.

Mr. Scott Lee

June 10, 2021

16.       The last sentence of the first paragraph on page 5 under “Principal Investment Strategies” references “forward contracts,” “futures,” and “options.” Please provide corresponding risk disclosure for these types of derivatives.

Response: The Fund believes that the principal risks disclosed for the Fund appropriately describes those risks to which the Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. The Fund respectfully submits that the risks disclosed in the section “Principal Risks,” under “Derivatives Risk,” address the risks raised by “forward contracts,” “futures,” and “options.”

17.       The last sentence of the first paragraph on page 5 under “Principal Investment Strategies” states: “Some examples of the types of derivatives in which the Fund may invest are forward contracts, futures, options, and swap agreements.” Please confirm whether this is the full universe of derivatives in which the Fund may invest. If so, please remove the word “some.” If not, please provide the full universe of derivatives.

Response: We confirm that this is the full universe of derivatives in which the Fund expect to invest as part of its principal investment strategies. Accordingly, we have revised the language as follows: “The types of derivatives in which the Fund may invest include forward contracts, futures, options, and swap agreements.”

18.       The last sentence of the first paragraph on page 5 under “Principal Investment Strategies” references “swap agreements.” Please identify the types of swaps the Fund will invest in and provide corresponding risk disclosure.

Response: We direct you to the first sentence of the penultimate bullet on page 13 under “More Information About The Fund – Principal Investment Strategies”: “The Fund may enter into interest rate, equity index, credit, currency, and total return swap agreements and swaptions (options on swaps) and similar transactions.” The Fund believes that the principal risks disclosed for the Fund appropriately describes those risks to which the Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. The Fund respectfully submits that the risks disclosed in the section “Principal Risks,” under “Derivatives Risk,” address the risks raised by “swap agreements.”

19.       The first sentence of the second paragraph on page 5 under “Principal Investment Strategies” states: “The investment team may also consider environmental, social, and governance (ESG) factors in investment decisions.” Please specify more clearly the ESG factors that the Fund considers and how they are used in the management of the Fund. Please disclose whether the Fund considers ESG in proxy voting. In addition, please provide corresponding ESG risk disclosure. We note that these comments apply to the statutory section of the prospectus as well.

Response: The Fund respectfully submits that to the extent that ESG factors are considered, they would represent only part of the overall evaluation of investment opportunities available to the Fund. The Fund does not focus its analysis on any particular ESG area of consideration and does not specifically seek out issuers with “ESG characteristics,” but rather considers ESG factors where relevant or material, among other material factors, in the context of a particular investment opportunity. In particular, portfolio managers for the Fund consider the expected return potential as presented by ESG factors against associated

Mr. Scott Lee

June 10, 2021

ESG risk for every security. Investments with any level of ESG risk could be acquired, depending on the other attributes of the potential investment opportunity under consideration. In response to the staff’s comments, however, the referenced disclosure has been revised as follows: “The investment team may also consider the risks and return potential presented by environmental, social, and governance (ESG) factors in investment decisions.”

With respect to proxy voting, the Fund votes proxies consistent with the Trust’s proxy voting policy, which delegates voting responsibility to the Fund’s investment adviser, Lord Abbett, subject to the Proxy Committee’s general oversight. Lord Abbett’s proxy voting policy includes a general summary of the guidelines Lord Abbett normally follows on voting proxy with respect to specific corporate governance issues and corporate actions. In determining how to vote positions, Lord Abbett will vote consistently with its framework on Environmental, Social, and Governance (ESG) issues as detailed in the proxy guidelines. These proxy voting policies and procedures are included in Appendix B to the Fund’s Statement of Additional Information.

20.       The second sentence of the second paragraph on page 5 under “Principal Investment Strategies” states: “The Fund may sell a security when the Fund believes the security is less likely to benefit from the current market and economic environment, or shows signs of deteriorating fundamentals, among other reasons.” Please clarify whether this language refers to shorting. If so, please provide corresponding risk disclosure.

Response: The referenced language does not refer to shorting.

21.       With respect to “Industry and Sector Risk” on page 6 under “Principal Risks,” please confirm if the Fund will concentrate in certain industries or sectors. If so, please identify the industries and sectors. If not, please consider removing this risk.

Response: The Fund confirms that it does not intend to concentrate in any industry. However, from time to time it is possible that the Fund may have greater relative exposure to certain industries or groups of related industries. Because of this, the Fund respectfully declines to remove “Industry and Sector Risk.”

22.       With respect to “Geographic Focus Risk” on page 6 under “Principal Risks,” please provide corresponding strategy disclosure, if applicable, and identify the countries and geographic regions the Fund will invest in.

Response: The Fund confirms that it does not currently intend to focus in any particular geographic area. The Fund respectfully declines to remove “Geographic Focus Risk” to maintain the flexibility to focus in or have relatively more exposure to a particular geographic area if the circumstances arise in connection with the Fund’s investment process.

23.       We note that “Mid-Sized and Small Company Risk” is included on page 7 under “Principal Risks” even though it states in the “Principal Investment Strategies” section that the Fund “invests a majority of its assets in a diversified portfolio of equity securities of large foreign companies…” Please consider removing this risk or describe the role of investing in mid-sized and small companies in “Principal Investment Strategies.”

Response: We have removed “Mid-Sized and Small Company Risk.”

Mr. Scott Lee

June 10, 2021

24.       In “Management – Portfolio Managers” in the Fund Summary, please consider adding the month of the year in which the portfolio managers began managing the Fund.

Response: We respectfully acknowledge the staff’s comment; however, we do not believe that including the month of the year in which each portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Fund, therefore, respectfully declines to make the requested change.

25.       In the investment minimum table in “Purchase and Sale of Funds Shares” in the Fund Summary, please consider splitting the column for Class A and Class C into two separate columns and move footnote 1 accordingly.

Response: The investment minimum table has been revised to clarify that the second minimum investment included in the column represents the additional minimum investment for both classes.

26.       In the last bullet on page 12 under “More Information About The Fund – Principal Investment Strategies” it states: “The Fund may purchase and sell (or “write”) call and put options in respect of specific securities (or groups of specific securities), indices, or currencies.” We note that this language should be included in the Fund Summary if it is a principal investment strategy.

Response: The Fund declines to make the suggested disclosure change. The Fund believes the current disclosure is appropriate in response to Item 4 of Form N-1A which requires that the Fund “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Fund notes the following disclosure in Item 4 summarizes the section of the statutory prospectus responsive to Item 9 of which the referenced disclosure is included:

“Consistent with its investment objective and policies, the Fund may invest in derivatives. The Fund may use derivatives for risk management purposes, including to hedge against a decline in the value of certain investments and to adjust the investment characteristics of its portfolio. The Fund also may invest in derivatives for non-hedging purposes to increase its investment return or income. For example, the Fund may manage cash by investing in futures or other derivatives that provide efficient short-term investment exposure to broad equity markets. Some examples of the types of derivatives in which the Fund may invest are forward contracts, futures, options, and swap agreements.”

27.       With respect to the bullet on swaps on page 13 under “More Information About The Fund – Principal Investment Strategies,” please identify the specific risk associated with each type of swap listed as each type of swap is unique.

Response: The Fund respectfully submits that the risks disclosed in the section of the prospectus titled “Principal Risks,” under “Derivatives Risk,” address the risks raised by the swaps identified on page 13 under “More Information About The Fund – Principal Investment Strategies.” In addition, the Fund directs the staff to the disclosure in the Fund’s Statement of Additional Information under “Additional Information on Portfolio Investments, Risks, and Techniques – Swap Agreements.”

Mr. Scott Lee

June 10, 2021

28.       The second sentence of the second paragraph on page 14 under “More Information About The Fund – Principal Investment Strategies” states: “The portfolio management team uses a bottom-up investment research approach…” Please clarify what is meant by a “bottom-up investment research approach.”

Response: We direct you to the third and fourth sentences of the second paragraph on page 14 under “More Information About The Fund – Principal Investment Strategies”: “The approach is based on in-depth analysis of a company’s financial statements, business strategy, management competence and overall industry trends, among other factors. Companies might be identified from investment research analysis, quantitative screening tools, or other sources.”

29.       We note that risk disclosure regarding Brexit is included in “Market Disruption and Geopolitical Risk” on page 23 under “Additional Operational Risks.” Please include similar risk disclosure in the Fund Summary.

Response: The Fund believes that the principal risks disclosed for the Fund appropriately describes those risks to which the Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. In particular, the Fund notes the inclusion of “Market Risk” and “Foreign and Emerging Market Company Risk” under the “Principal Risks” section of the Fund Summary. Based on the foregoing, the Fund respectfully declines to add specific disclosure regarding Brexit in the Fund Summary.

30.       We note that risk disclosure regarding the COVID-19 pandemic is included in “Market Disruption and Geopolitical Risk” on page 24 under “Additional Operational Risks.” Please include similar risk disclosure in the Fund Summary.

Response: The Fund believes that the principal risks disclosed for the Fund appropriately describes those risks to which the Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. In particular, the Fund notes the inclusion of “Market Risk” under the “Principal Risks” section of the Fund Summary. Based on the foregoing, the Fund respectfully declines to add specific disclosure regarding the COVID-19 pandemic in the Fund Summary.

*        *       *       *       *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Associate General Counsel

Lord, Abbett & Co. LLC